SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1416 DODGE STREET
OMAHA, NEBRASKA 68179

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit I.	Financial Statements as of December 31, 2003 and 2002 and for the Years Then Ended and Report of Independent Registered Public Accounting Firm
Exhibit II.	Consent of Independent Registered Public Accounting Firm

Exhibit II

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-53968 and No. 333-105715 of Union Pacific Corporation on Forms S-8 of our report dated June 25, 2004 appearing in this Annual Report on Form 11-K of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

Date June 28, 2004
June 28, 2004

By Barbara W. Schaefer
Barbara W. Schaefer, Senior Vice President – Human Resources
Union Pacific Corporation

Exhibit I

Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

Financial Statements as of December 31, 2003 and 2002 and for the Years Then Ended, Supplemental Schedules as of and for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003:	
Form 5500, Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions	9
Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets Held at End of Year	10

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Agreement Employee 401(k)
Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2004

UNION PACIFIC AGREEMENT EMPLOYEE
401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Investments at contract value (Notes 2 and 3):		
Plan interest in Master Trust A	$ 68,646,534	$ 55,160,867
Investments at fair value (Notes 2, 3 and 4):		
Plan interest in Master Trust B	81,854,265	76,704,092
Mutual funds	464,069,996	341,772,988
Total investments	614,570,795	473,637,947
Contributions receivable	3,112,764	3,344,530
Net assets available for benefits	$617,683,559	$476,982,477

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust A investment income (Note 3):		
Interest and dividends	$ 2,926,312	$ 2,356,890
Plan interest in Master Trust B investment income (Note 3):		
Net appreciation in fair value of investments	12,084,387	4,391,560
Interest and dividends	1,244,034	1,026,216
	13,328,421	5,417,776
Net appreciation (depreciation) in fair value of mutual funds	74,212,318	(76,052,033)
Interest and dividends	7,507,436	7,201,460
	81,719,754	(68,850,573)
Total	97,974,487	(61,075,907)
Employee contributions	72,211,660	72,900,412
Total additions	170,186,147	11,824,505
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	29,485,065	28,890,332
NET INCREASE (DECREASE)	140,701,082	(17,065,827)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	476,982,477	494,048,304
End of year	$617,683,559	$476,982,477

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its railroad affiliates (the Company) who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 1% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company does not contribute to the Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. The allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their account.

Payment of Benefits – Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Company after attaining age 70½, his/her account may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. The participant can receive his/her account sooner if he/she so desires.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Union Pacific Corporation (the Corporation). All administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, Vanguard Wellington Investment Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Market Investment Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

The investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payment of Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified to conform to the 2003 financial statement presentation. These reclassifications had no effect on previously reported changes in net assets available for benefits.

3. MASTER TRUSTS

At December 31, 2003 and 2002, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust has been established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust has been established for the purpose of investing in Union Pacific common stock (Master Trust B). The investment assets of the Master Trusts are held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The Plan's interests in the Master Trusts, as a percentage of net assets held by the Master Trusts, are presented in the following tables.

The investment valuation methods for investments held by the Master Trusts are discussed in Note 2.

The following tables present the net assets of the Master Trusts as of December 31, 2003 and 2002:

Master Trust A	**2003**	**2002**
Investments at contract value:		
Guaranteed investment contracts	$376,847,260	$346,382,290
Plan's portion of investments	$ 68,646,534	$ 55,160,867
Portion allocated to the Plan	18.22 %	15.92 %

Master Trust B	**2003**	**2002**
Investments at fair value as determined by quoted market price:		
Common stock	$82,134,822	$76,950,043
Plan's portion of investments	$81,854,265	$76,704,092
Portion allocated to the Plan	99.66 %	99.68 %

Investment income for the Master Trusts for the years ended December 31, 2003 and 2002 is as follows:

	2003	**2002**
Master Trust A investment income:		
Total interest income of Master Trust A	$16,893,268	$17,471,005
Plan's portion of Master Trust A investment income	$ 2,926,312	$ 2,356,890

Master Trust B investment income:	**2003**	**2002**
Net appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$12,121,575	$4,401,319
Interest and dividends	1,247,894	1,029,523
Total investment income of Master Trust B	$13,369,469	$5,430,842
Plan's portion of Master Trust B investment income	$13,328,421	$5,417,776

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

Master Trust A invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield under these contracts was 4.67% and 5.43% at December 31, 2003 and 2002, respectively. The crediting interest rates for the year ended December 31, 2003 and 2002 ranged from 2.50% to 7.69% and 3.60% to 7.81%, respectively.

4. INVESTMENTS

The following table presents the fair value of mutual funds. Mutual funds that represent 5% or more of the Plan's net investment in mutual funds are separately identified.

	December 31,	
	2003	2002
Investments at Fair Value as Determined by Quoted Market Price:		
Vanguard 500 Index Fund	$156,370,267	$111,813,755
Vanguard International Growth Fund	25,958,258	16,740,989
Vanguard Total Bond Market Index Fund	26,324,160	26,828,217
Vanguard U.S. Growth Fund	64,249,846	44,926,245
Vanguard Wellington Investment Fund	99,585,856	78,211,751
Other	59,728,289	28,121,794
	432,216,676	306,642,751
Investments at Estimated Fair Value:		
Vanguard Prime Money Market Fund	31,853,320	35,130,237
Total investments	$464,069,996	$341,772,988

During 2003 and 2002, the Plan's investments in mutual funds (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $74,212,318 and $(76,052,033), respectively.

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could adversely affect the tax-exempt status of the Plan. These operational defects are being corrected through the use of the Voluntary Correction Program (VCP) program. Submission to the VCP program was made on September 12, 2002 and a compliance letter dated November 12, 2003 was received for this filing. Two additional VCP filings have been made, one on March 24, 2003 and another on September 24, 2003. A closing agreement with the IRS was entered into with respect to the March 24, 2003 filing and the September 24, 2003 filing is still pending with the IRS. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. RELATED PARTY TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

During 2003, it was discovered that for the period beginning in 1997, there was an inadvertent use of Plan assets by the Company due to a clerical error which violated IRC Section 4975(c)(1)(B). Participant withholdings were not properly credited to participant accounts. Therefore, the transactions constituted an extension of credit from the Plan to the Company. The Company will repay these withholdings plus lost earnings after receipt of a compliance statement for the September 24, 2003 VCP filing.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(a)
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2003

In 1997, participant withholdings were not properly credited to participant accounts in the Southern Pacific Savings Plan for the Brotherhood of Locomotive Engineers, United Transportation Union, American Train Dispatchers Department - BLE (the SP Savings Plan). The SP Savings Plan was merged into the Plan effective January 1, 1998. The withholdings constitute an extension of credit from the plan to the Union Pacific Railroad Company, a Subsidiary of the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B). Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$ 33
Total that Constitute Nonexempt Prohibited Transactions	$ 33

In 1997, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the plan to the Union Pacific Railroad Company, a Subsidiary of the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B). Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$ 55
Total that Constitute Nonexempt Prohibited Transactions	$ 55

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2003

Column B Identity of Issue or Borrower, Lessor or Similar Party	Column C Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Column E Current Value
* Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund - 1,523,038 shares	$ 156,370,267
* Vanguard Fiduciary Trust Company	Vanguard International Growth Fund - 1,609,315 shares	25,958,258
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Conservative Growth Fund - 139,956 shares	2,034,953
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Growth Fund- 239,603 shares	3,440,704
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Income Fund - 193,699 shares	2,556,829
* Vanguard Fiduciary Trust Company	Vanguard LifeStrategy Moderate Growth Fund - 187,396 shares	3,112,652
* Vanguard Fiduciary Trust Company	Vanguard Mid-Cap Index Fund - 667,797 shares	8,768,175
* Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund - 31,853,320 shares	31,853,320
* Vanguard Fiduciary Trust Company	Vanguard Small-Cap Index Investment Fund - 867,916 shares	19,614,909
* Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund - 2,553,265 shares	26,324,160
* Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Investment Fund - 181,784 shares	4,724,561
* Vanguard Fiduciary Trust Company	Vanguard U.S. Growth Fund - 4,238,116 shares	64,249,846
* Vanguard Fiduciary Trust Company	Vanguard Wellington Investment Fund - 3,456,642 shares	99,585,856
* Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund - 951,753 shares	15,475,506
		$ 464,069,996

* Represents a party-in-interest.